For Immediate Release
TSX, NYSE: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES STRONG THIRD QUARTER 2017
FINANCIAL AND OPERATING RESULTS DELIVERING 17% PRODUCTION GROWTH YEAR TO DATE AND THE THIRD CONSECUTIVE QUARTER OF IMPROVED 2017 CORPORATE GUIDANCE

CALGARY, ALBERTA (November 9, 2017) - Bellatrix Exploration Ltd. (“Bellatrix”, "we", "us", "our" or the “Company”) (TSX, NYSE: BXE) announces its financial and operating results for the three and nine months ended September 30, 2017. This press release contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the end of this press release and the beginning of the Management’s Discussion and Analysis (the “MD&A”) for the three and nine months ended September 30, 2017 and 2016. Bellatrix's unaudited condensed consolidated financial statements and notes, and the MD&A are available on our website at www.bxe.com, and are filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
THIRD QUARTER 2017 HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Cash flow from operating activities	23,031	2,425	41,785	20,432
Per basic share (1)	$0.47	$0.05	$0.85	$0.50
Per diluted share (1)	$0.47	$0.05	$0.85	$0.50
Funds flow from operations (2)	8,300	10,556	42,540	32,479
Per basic share (1)	$0.17	$0.23	$0.86	$0.80
Per diluted share (1)	$0.17	$0.23	$0.86	$0.80
Net profit (loss)	(22,124)	(13,907)	(78,310)	(49,753)
Per basic share (1)	($0.45)	($0.31)	($1.59)	($1.22)
Per diluted share (1)	($0.45)	($0.31)	($1.59)	($1.22)
Capital - exploration and development	39,683	17,235	94,896	54,019
Capital - corporate assets	443	4	1,648	58
Property acquisitions	500	3	500	4
Capital expenditures - cash	40,626	17,242	97,044	54,081
Property dispositions - cash (3)	(16,388)	(116,023)	(48,742)	(193,852)
Total net capital expenditures - cash	24,238	(98,781)	48,302	(139,771)
Property acquisitions - non-cash	—	—	—	29,178
Other non-cash capital items	(5,817)	784	(9,430)	2,337
Total capital expenditures - net (4)	18,421	(97,997)	38,872	(108,256)
Credit Facilities	8,279	119,728	8,279	119,728
Senior Notes	304,515	316,529	304,515	316,529
Convertible Debentures (liability component)	38,894	36,950	38,894	36,950
Adjusted working capital deficiency (2)	48,144	24,858	48,144	24,858
Total net debt (2)	399,832	498,065	399,832	498,065
Total assets	1,334,362	1,528,077	1,334,362	1,528,077
Total shareholders’ equity	786,827	829,518	786,827	829,518

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		Three months ended September 30,		Nine months ended September 30,
SELECTED OPERATING RESULTS		2017	2016	2017	2016
Total revenue (4)		48,153	56,524	188,502	159,967
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	9,342	9,652	9,054	10,251
Natural gas	(mcf/d)	170,210	148,539	166,492	160,189
Total oil equivalent(5)	(boe/d)	37,710	34,409	36,803	36,949
Average realized prices
Crude oil and condensate	($/bbl)	55.36	50.08	60.93	45.90
NGLs (excluding condensate)	($/bbl)	18.79	10.53	19.19	11.34
Crude oil, condensate and NGLs	($/bbl)	26.73	23.87	29.82	23.56
Crude oil, condensate and NGLs (including risk management (6))	($/bbl)	25.13	23.56	29.25	23.35
Natural gas	($/mcf)	1.54	2.47	2.44	1.97
Natural gas (including risk management (6))	($/mcf)	2.50	2.74	2.91	2.49
Total oil equivalent (5)	($/boe)	13.56	17.36	18.35	15.09
Total oil equivalent (including risk management (5)(6))	($/boe)	17.49	18.46	20.33	17.28

Net wells drilled		10.2	2.3	22.0	8.0
Selected Key Operating Statistics
Operating netback (4)(5)	($/boe)	2.91	7.09	6.81	5.67
Operating netback (4)(5) (including risk management (6))	($/boe)	6.84	8.18	8.78	7.87
Transportation expense (5)	($/boe)	2.01	0.86	1.69	0.89
Production expense (5)	($/boe)	7.84	8.69	8.48	8.16
General & administrative expense (5)	($/boe)	2.11	1.74	2.05	1.47
Royalties as a % of sales (after transportation)		10%	7%	11%	8%
COMMON SHARES
Common shares outstanding (1)(7)		49,378,026	47,558,250	49,378,026	47,558,250
Weighted average shares (1)		49,378,026	45,328,384	49,343,026	40,841,510
SHARE TRADING STATISTICS
TSX and Other (7)
(CDN$, except volumes) based on intra-day trading
High		3.90	6.90	6.83	9.40
Low		2.77	4.85	2.77	4.85
Close		3.56	5.65	3.56	5.65
Average daily volume		171,423	254,717	180,064	224,598
NYSE
(US$, except volumes) based on intra-day trading
High		3.10	5.55	5.15	7.40
Low		2.23	3.77	2.23	3.77
Close		2.84	4.25	2.84	4.25
Average daily volume		80,673	122,963	87,531	220,849
(1) Effective July 1, 2017, the Company consolidated its common shares on the basis of 1 new common share for every 5 old common shares outstanding. All figures in the condensed consolidated financial statements have been adjusted to reflect the 5:1 consolidation. The number of outstanding share options, deferred share units, restricted awards and performance awards have also been adjusted proportionately. The corresponding exercise prices have increased by the same ratio. The conversion price and ratio on the Convertible Debentures have also been adjusted proportionately.
Basic weighted average shares outstanding for the three and nine months ended September 30, 2017 were 49,378,026 (2016: 45,328,384) and 49,343,026 (2016: 40,841,510), respectively.
In computing weighted average diluted profit (loss) per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three and nine months ended September 30, 2017, a total of nil (2016: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, and a total of nil (2016: nil) common shares issuable on conversion of the Convertible Debentures (as defined below) were added to the denominator for the three and nine month periods resulting in diluted weighted average common shares outstanding of 49,378,026 (2016: 45,328,384) and 49,343,026 (2016: 40,841,510), respectively.

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(2) The terms “funds flow from operations”, “funds flow from operations per share”, “total net debt”, and “adjusted working capital deficiency”, do not have standard meanings under generally accepted accounting principles (“GAAP”). Refer to “Capital performance measures” disclosed at the end of this Press Release.
(3) Property dispositions - cash does not include transaction costs.
(4) The terms “operating netbacks”, “total capital expenditures - net”, and “total revenue" do not have standard meanings under GAAP. Refer to “Non-GAAP measures” disclosed at the end of this Press Release.
(5) A boe conversion ratio of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(6) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.
(7) Fully diluted common shares outstanding for the three and nine months ended September 30, 2017 were 57,210,780 (2016: 56,336,544). This includes 1,659,914 (2016: 2,605,454) of share options outstanding and 6,172,840 (2016: 6,172,840) of shares issuable on conversion of the Convertible Debentures. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by the conversion price of $8.10 per share.
(8) TSX and Other includes the trading statistics for the Toronto Stock Exchange (“TSX”) and other Canadian trading markets.

PRESIDENT’S MESSAGE
Strong third quarter operational results once again highlight the strength of Bellatrix’s three foundational pillars that anchor our sustainable long term value creation strategy: high quality assets and acreage, infrastructure ownership and control, and takeaway capacity and market egress. Our assets and people continue to perform, and today we are pleased to announce the third consecutive quarter of improved corporate guidance for 2017.
Third quarter 2017 performance included the following operational and financial achievements:

•
Production volumes in the third quarter of 2017 averaged 37,710 boe/d (75% natural gas weighted), representing the third consecutive quarter that volumes have exceeded our full year 2017 average volume guidance.

•
Third quarter production expenses averaged $7.84/boe, representing the third consecutive quarter of reduced costs. Third quarter expenses were reduced by $0.46/boe or 6% compared with second quarter 2017 expenses and have been reduced by $2.73/boe or 26% compared with fourth quarter 2016 levels.

•
Outstanding borrowings under our Credit Facilities at September 30, 2017 were $8.3 million, providing the Company with approximately $111.7 million of available liquidity (before deducting outstanding letters of credit). Other than amounts outstanding under our Credit Facilities, Bellatrix has no debt maturities until 2020 and 2021.

•	Average well performance from the Company's 2017 Spirit River well program has outperformed type curve expectations by over 50% on a IP150 basis.
THE SPIRIT RIVER IS ONE OF NORTH AMERICA’S TOP NATURAL GAS PLAYS
The Spirit River liquids rich natural gas play represents one of North America’s lowest supply cost natural gas plays and delivers strong rates of return at current natural gas prices. The Spirit River is relatively shallow compared to other top natural gas plays, resulting in lower drilling costs. The Spirit River formation is a conventional sandstone which requires less intensive and expensive fracture stimulation treatments. The formation within Bellatrix’s core West Central area produces sweet liquids rich natural gas and no water which contributes to low processing costs and enhanced profitability. In 2016, the Spirit River accounted for approximately half of all western Canada total natural gas volumes from new wells drilled during the year. Spirit River well results continue to rank among the best in Alberta on a consistent basis. According to industry data, of the top 20 natural gas wells in Alberta, ranked by initial production over the first 90 days (“IP90”) volumes over the past year (September 2016 to August 2017), 18 wells were produced from the Spirit River, with one well from each of the Montney and Cardium formations. The Spirit River remains a quiet giant given its importance to overall Western Canadian Sedimentary Basin volume growth and its low supply cost.

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Rate of return expectations for the Spirit River rank among the highest within our portfolio of investment opportunities, thereby attracting the majority of anticipated capital investment in 2017. Bellatrix is a premier operator within the Spirit River play, consistently delivering industry leading well productivity results. Since 2009 Bellatrix has drilled over 120 Spirit River horizontal wells with zero dry holes. Bellatrix’s well results consistently rank as some of the best in Alberta; we achieved two of the top 15 highest IP90 well productivity results over the past year. Bellatrix operates one of the premier acreage positions in the Spirit River play within the greater Ferrier, Alder Flats and Willesden Green areas of Alberta. At the current pace of development, Bellatrix maintains an inventory of over 15 years of identified development drilling opportunities.
INFRASTRUCTURE OWNERSHIP AND AMPLE MARKET EGRESS PROVIDE LONG TERM COMPETITIVE ADVANTAGES
Strong operational results achieved over the first nine months of 2017 continue to demonstrate the strategic advantage Bellatrix has built behind its infrastructure and takeaway capacity. Infrastructure ownership, operatorship and control ensure the operational flexibility and the reliability to profitably process our production volumes. The investment in key strategic infrastructure and facilities provide the processing capacity and capability to grow net Company production above 60,000 boe/d, with minimal future facility related capital.
Bellatrix maintains several long term firm transportation (“FT”) agreements, ensuring market egress for current and forecast production, representing approximately 120% of current gross operated natural gas volumes at multiple receipt points on the Nova Gas Transmission Ltd. (the “NGTL”) system. The NGTL system has experienced, and is expected to experience further curtailments of both interruptible and firm service capacity as the operator continues work through 2017 to expand capacity along the system. Having secured excess FT relative to current production levels, these recent system wide curtailments have had minimal impact on our ability to deliver volumes in the third quarter.
CONTINUED OPERATIONAL OUTPERFORMANCE ACHIEVED IN THE THIRD QUARTER
Third quarter production averaged 37,710 boe/d (75% natural gas weighted), once again outperforming our 2017 average annual guidance estimate of 36,000 boe/d. Results from the 2017 Spirit River drilling program continue to demonstrate the strength of Bellatrix’s asset base and people. Beginning early in 2017, the Company has undergone significant management changes including the appointment of a new President & CEO, the appointment of a new CFO, and other key managerial changes. The new team has brought fresh energy and ideas, and as a result, Bellatrix continues to optimize well performance and mitigate service cost pressure, thereby delivering strong operational results year to date. Drilling efficiency gains have continued in 2017, averaging approximately 13 days from spud to rig release for the Spirit River program. An enhanced focus on pad drilling to reduce surface disturbance (reduced need for pipeline infrastructure and improved efficiency for operating wells), increased monobore style drilling and reduced nitrogen use are examples of further cost containment efforts. A number of incremental improvements have delivered productivity improvements while maintaining average drill, complete, equip and tie-in costs of $3.8 million for Spirit River wells year to date.
Third quarter production expenses averaged $7.84/boe, representing the third consecutive quarter of reduced costs. Third quarter expenses were reduced by $0.46/boe or 6% compared with second quarter expenses and are down $2.73/boe representing a reduction of 26% from fourth quarter 2016 levels. Production expenses over the first nine months of 2017 have averaged $8.48/boe, below our previously set full year guidance of $8.75/boe. Production expenditures are expected to decline further as a result of continued cost suppression activity and strong production volumes. Therefore, we are reducing our full year 2017 production expenditure guidance target to $8.50/boe.
Bellatrix invested $39.7 million in exploration and development initiatives during the third quarter. We participated in 16 gross (10.2 net) wells including 13 gross (8.4 net) Spirit River liquids rich natural gas wells, 1 gross (1.0 net) Cardium well, and 2 gross (0.8 net) non-operated Ellerslie wells.
During the three months ended September 30, 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the West Pembina area of Alberta for cash consideration of $16.0 million, effective July 1, 2017. The properties included estimated

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fourth quarter 2017 production of approximately 570 boe/d, with limited planned capital reinvestment opportunity relative to Bellatrix's core properties. Proceeds from the sale were used to reduce amounts outstanding under our $120 million syndicated revolving credit facilities (the “Credit Facilities”) to $8.3 million as at September 30, 2017, providing the Company with approximately $111.7 million of available liquidity (before deducting outstanding letters of credit) under the Credit Facilities. Other than approximately $8.3 million outstanding under our Credit Facilities, we have no debt maturities until 2020 and 2021.
INCREASED HEDGING IN 2017 WITH STRONG RISK MANAGEMENT PROTECTION IN 2018
During the third quarter, we also bolstered our risk management protection for the balance of 2017 in order to further reduce commodity price volatility on our business. For the fourth quarter of 2017, we increased our hedged volumes by 18% to 121.1 MMcf/d compared with hedged volumes as reported on August 10, 2017. This increased level of risk management protection represents approximately 74% of forecast gross natural gas volumes in the quarter at an average fixed price of approximately $3.13/mcf (based on the mid-point of 2017 average gross production guidance of 36,000 boe/d; 76% natural gas weighted). For 2018, we have a total of 66.1 MMcf/d of 2018 natural gas volumes hedged at an average fixed price of approximately $3.06/mcf; this represents approximately 40% of volumes compared to the 2017 full year average production guidance. Subsequent to the third quarter we hedged 500 bbl/d of crude oil in calendar 2018 at a fixed price of $69.28/bbl. Our hedging program is part of our overall risk management strategy focused on providing reduced commodity price volatility and greater assurance over future revenue and cash flows, which help drive the capital and reinvestment decisions within our business.
As at November 8, 2017, Bellatrix was party to a series of commodity price risk management contracts for 2017 and 2018 as summarized below:

Product	Financial Contract	Period	Volume	Average Price (1)
Natural gas	Fixed price swap	October 1, 2017 to December 31, 2017	121.1 MMcf/d	$3.13/mcf
Natural gas	Fixed price swap	January 1, 2018 to December 31, 2018	66.1 MMcf/d	$3.06/mcf
Propane	Fixed price differential	October 1, 2017 to December 31, 2017	2,000 bbl/d	51% of NYMEX WTI
Propane	Fixed price differential	January 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI
Crude oil	Fixed price swap	January 1, 2018 to December 31, 2018	500 bbl/d	$69.28/bbl
(1) Prices for natural gas fixed price swap contracts assume a conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.3Mj/m3.
ALDER FLATS PHASE 2 EXPANSION PROJECT REMAINS ON TIME AND ON BUDGET
The Phase 2 expansion project of the Alder Flats Plant remains on time and on budget. The project represents the last stage of our multi-year infrastructure build out and upon completion will more than double gross throughput capacity at the plant to 230 MMcf/d (from 110 MMcf/d currently). Site activity continues to advance with major equipment being installed this fall with completion anticipated in November. Major mechanical construction is scheduled for completion by mid-December. Electrical and instrumentation installation activity began in August with completion expected in early 2018. Pre-commissioning activity remains on track for the first quarter of 2018 with full commissioning of the Phase 2 expansion early in the second quarter of 2018.
Completion of Phase 2 of the Alder Flats Plant, which will add an incremental 30 MMcf/d ownership capacity net to Bellatrix's 25% working interest, and forecasted 2018 production growth are expected to deliver a favorable step change reduction in operating costs down by approximately $1.00/boe relative to our new 2017 average production expense guidance of $8.50/boe announced today. Capital costs remaining for the Phase 2 expansion, net to Bellatrix`s 25% working interest, are estimated at approximately $4 million in the fourth quarter of 2017 and approximately $3 million in calendar 2018 (excluding received partner prepayment).
Completion of Phase 2 is anticipated to drive improved revenue generation through additional higher margin natural gas liquids (“NGL”) extraction, resulting in an improvement in our average corporate liquid weighting to approximately 26% in 2018 compared with 24% in 2017, which we expect to, in turn drive improved corporate profit margins and cash flow. Management expects that completion of Phase 2 of the Alder Flats Plant will provide the facilities and processing capacity to grow net production volumes beyond 60,000 boe/d, with minimal future facility related capital.

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OPERATIONAL AND FINANCIAL HIGHLIGHTS

•
Production volumes in the third quarter of 2017 averaged 37,710 boe/d (75% natural gas weighted), representing the third consecutive quarter that volumes have exceeded the Company’s full year 2017 average volume guidance. Production levels in the third quarter 2017 remained consistent with second quarter 2017 levels, reflecting strong momentum achieved from the 2017 capital program.

•
Funds flow from operations generated in the three months ended September 30, 2017 was $8.3 million ($0.17 per basic and diluted share), a decrease of 21% from $10.6 million ($0.23 per basic share and diluted share) in the comparable period of 2016, largely reflecting a 38% decline in realized natural gas prices (before risk management).

•
Exploration and development capital expenditures were $39.7 million in the third quarter of 2017 and $94.9 million for the nine months ended September 2017, in line with expectations. Bellatrix maintains an unchanged full year capital expenditure guidance forecast of $120 million.

•
The Company drilled and/or participated in 16 (10.2 net) wells during the third quarter of 2017. Facilities related capital investment was focused primarily on the Phase 2 expansion project of the Alder Flats Plant.

•
Bellatrix further reduced the borrowings under its Credit Facilities at September 30, 2017 to $8.3 million, down 37% compared with June 30, 2017 levels. Total net debt was $399.8 million at September 30, 2017, as Bellatrix applied $16.0 million in proceeds from non-core asset dispositions during the quarter towards further reducing the borrowings under its Credit Facilities.

•
At September 30, 2017, Bellatrix had approximately $111.7 million of undrawn capacity (approximately 93% undrawn) on its $120 million Credit Facilities excluding outstanding letters of credit of $12.9 million that reduce the amount otherwise available to be drawn on the Credit Facilities.

•
For the quarter ended September 30, 2017, Bellatrix’s Senior Debt to EBITDA (as defined below) ratio was 1.27 times, well below the financial covenant of 3.0 times as permitted by the agreement governing the Credit Facilities.

•
Total revenue was $48.2 million for the third quarter 2017, compared to $56.5 million realized in the third quarter 2016, primarily attributable to a 22% decrease in corporate average realized prices over the comparative period.

•	Our corporate royalty rate in the three months ended September 30, 2017 averaged 10% of sales (after transportation), consistent with 10% averaged in the second quarter of 2017.

•
Production expenses in the third quarter of 2017 averaged $7.84/boe and averaged $8.48/boe in the first nine months of 2017. Given continued cost suppression activity and strong production volumes, Bellatrix has reduced its full year 2017 production expenditure guidance target to $8.50/boe from $8.75/boe.

•
Our corporate operating netback (including risk management) realized for the three months ended September 30, 2017 was $6.84/boe, down compared with $8.18/boe realized in the third quarter 2016, reflecting lower realized natural gas prices mitigated by higher production volumes and lower production expenditures over the comparable periods.

•
Net general and administrative (“G&A”) expenses (after capitalized costs and recoveries) for the three months ended September 30, 2017 were $7.3 million ($2.11/boe), consistent with the $7.3 million ($2.10/boe) in the second quarter 2017.

•
We recorded a net loss for the three months ended September 30, 2017 of $22.1 million compared to a net loss of $13.9 million for the three months ended September 30, 2016. The decrease in net profit period over period is due to an increase in the loss on property dispositions, partially offset by an increase in the realized gain on commodity contracts.

•	As at September 30, 2017, we had approximately 153,519 net undeveloped acres of land principally in Alberta.

•	At September 30, 2017, we had approximately $1.34 billion in tax pools available for deduction against future income.

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OUTLOOK
The combination of our high quality asset base, infrastructure ownership and control, and ample market egress supported another strong quarter of operational results. We currently have one rig active and plan to complete our full year capital investment program over the next month. Our exit rate guidance of 36,500 boe/d remains unchanged and provides a strong base for 2018.
UPDATED 2017 CORPORATE GUIDANCE
Strong well deliverability and operational performance was once again achieved through the third quarter 2017. As a result of continued strong Spirit River results, we are updating our full year 2017 corporate guidance to reduce our full year production expenditure guidance to $8.50/boe. While our total net capital expenditure budget remains unchanged at $120 million, the non-core asset sale completed in September allows us to reduce our total net capital expenditures after property dispositions to $69.5 million. Average daily production and product mix guidance also remain unchanged. Bellatrix is committed to achieving sustainable long term growth for shareholders, including delivery of our 2017 capital program providing over 15% forecast production growth. We plan to release our 2018 capital budget and related guidance to the market in early January 2018, with a continued emphasis on profitable and sustainable growth, while prudently managing our capital resources and liquidity.

Bellatrix’s full-year 2017 guidance estimates and a review of 2017 year-to-date actual results are outlined in the following table.

	New 2017 Annual Guidance (November 9, 2017)	Previous 2017 Annual Guidance (August 10, 2017)	Year-to-date 2017 Results	Year-to-date % Variance from Previous Guidance
Production (boe/d)
2017 Average daily production	36,000	36,000	36,803	2%
2017 Exit production	36,500	36,500	n/a
Average product mix
Natural gas (%)	76	76	75	(1)%
Crude oil, condensate and NGLs (%)	24	24	25	1%
Capital expenditures ($000’s)
Total net capital expenditures(1)	120,000	120,000	97,044	n/a
Property disposition - cash(2)	(50,500)	(34,500)	(48,742)	n/a
Total net capital expenditures after property disposition - cash	69,500	85,500	48,302	n/a
Production expense ($/boe)	8.50	8.75	8.48	(3)%
(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions, property dispositions, and facilities transferred.
(2) Property disposition - cash guidance refers to the Strachan and West Pembina asset sales and does not include transaction costs or adjustments. Year-to-date results include adjustments.
Bellatrix held its annual analyst update presentation on September 6, 2017. The presentation provided an overview and discussion of Bellatrix's asset base, key operational areas, and corporate strategy.  A copy of the presentation is available on our website at www.bxe.com. I invite all stakeholders to review the presentation as we continue to provide enhanced transparency of our business.
Bellatrix has delivered consistent outperformance including strong growth in production volumes over the first nine months of 2017, while meaningfully reducing operating costs with an acute focus on safe, reliable and compliant operations. Bellatrix maintains a top-decile Liability Management Rating of 10.50 with the Alberta Energy Regulator compared with an industry average rating of 4.58 as at October 7, 2017.
A strong liquidity position remains a priority for management and we have reduced outstanding bank debt to its lowest level since early 2010. Our three pillars of strength include a high quality asset base in one of the most profitable natural gas plays in North America, underpinned by strategic infrastructure ownership and control, and ample takeaway capacity, which in combination provide the foundation for long term profitable growth. Additionally, the Company’s strong focus on risk mitigation through an active hedging program provides support against commodity price volatility. I want to personally thank our employees for their substantial efforts

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that drive our operational and financial achievements. As always I wish to personally thank our shareholders and stakeholders for their long term support, we remain focused on delivering our long term strategy and enhancing shareholder value.

(“Brent A. Eshleman”)

Brent A. Eshleman, P.Eng.
President and CEO
November 9, 2017

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OPERATIONAL REVIEW

Sales Volumes
	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Crude oil and condensate (bbl/d)	2,029	3,256	2,306	3,624
NGLs (excluding condensate) (bbl/d)	7,313	6,396	6,748	6,627
Total crude oil, condensate and NGLs (bbl/d)	9,342	9,652	9,054	10,251
Natural gas (mcf/d)	170,210	148,539	166,492	160,189
Total sales volumes (6:1 conversion) (boe/d)	37,710	34,409	36,803	36,949
Sales volumes averaged 37,710 boe/d for the three months ended September 30, 2017 an increase of 10% compared to 34,409 boe/d in the third quarter of 2016. Third quarter average production of 37,710 boe/d (75% natural gas weighted) surpassed the Company’s 2017 average annual guidance (midpoint) estimate of 36,000 boe/d. Production volumes of 37,710 boe/d remained consistent with the previous quarter of 37,916 boe/d, and represented 18% growth compared with average fourth quarter 2016 production volumes. Total sales volumes between the three months ended September 30, 2017 and September 30, 2016 increased as a result of production volumes added through strong results from development drilling in the first nine months of 2017, partially offset by natural production declines and non-core dispositions completed in the fourth quarter of 2016 and in 2017. Sales volumes for the nine months ended September 30, 2017 remained consistent at 36,803 boe/d compared to 36,949 boe/d in the nine months ended September 30, 2016.
Bellatrix maintains several long term FT agreements, ensuring market egress for current and forecast production, representing approximately 120% of current gross operated natural gas volumes at multiple receipt points on the NGTL system. The NGTL system has experienced, and is expected to experience further curtailments of both interruptible and firm service capacity as the operator continues work through 2017 to expand capacity along the system. Having secured excess FT relative to our current production levels, these recent system wide curtailments have had minimal impact on our ability to deliver volumes in the third quarter of 2017.

Drilling Activity - 2017
	Three months ended September 30, 2017			Nine months ended September 30, 2017
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River	13	8.4	100%	24	17.4	100%
Ellerslie	2	0.8	100%	4	1.6	100%
Cardium	1	1.0	100%	3	3.0	100%
Total	16	10.2	100%	31	22.0	100%

Drilling Activity - 2016
	Three months ended September 30, 2016			Nine months ended September 30, 2016
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River	4	2.3	100%	14	8.0	100%
Total	4	2.3	100%	14	8.0	100%
During the third quarter of 2017, Bellatrix drilled and/or participated in 13 gross (8.4 net) Spirit River liquids rich gas wells, 1 gross (1.0 net) Cardium well, and 2 gross (0.8 net) non-operated Ellerslie liquids rich natural gas wells. The Company continues to focus

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capital investment in its low cost Spirit River natural gas play, which continues to deliver strong results at current natural gas and liquids prices.

Capital Expenditures
During the three months ended September 30, 2017, Bellatrix invested $39.7 million in exploration and development projects, compared to $17.2 million in the same period in 2016.

Capital Expenditures
	Three months ended September 30,		Nine months ended September 30,
($000s)	2017	2016	2017	2016
Lease acquisitions and retention	690	842	3,320	1,867
Drilling and completion costs	33,317	12,420	80,533	40,041
Facilities and equipment	5,676	3,973	11,043	12,111
Capital - exploration and development (1)	39,683	17,235	94,896	54,019
Facilities transferred	—	—	—	—
Capital - corporate assets(2)	443	4	1,648	58
Property acquisitions	500	3	500	4
Total capital expenditures - cash	40,626	17,242	97,044	54,081
Property dispositions - cash (3)	(16,388)	(116,023)	(48,742)	(193,852)
Total net capital expenditures - cash	24,238	(98,781)	48,302	(139,771)
Property acquisitions - non-cash	—	—	—	29,178
Other - non-cash capital (4)	(5,817)	784	(9,430)	2,337
Total capital expenditures - net (5)	18,421	(97,997)	38,872	(108,256)
(1) Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.
(2) Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.
(3) Property dispositions - cash does not include transaction costs.
(4) Other includes non-cash capital adjustments for the current period’s decommissioning liabilities and share based compensation.
(5) Refer to “Non-GAAP measures” for the term “total capital expenditures - net”.
In the third quarter of 2017, capital spending on exploration and development activities of $39.7 million was focused primarily on drilling and completing 13 gross (8.4 net) Spirit River liquids rich gas wells, 1 gross (1.0 net) Cardium well, and 2 gross (0.8 net) non-operated Ellerslie liquids rich natural gas wells and the construction of the Phase 2 expansion project of the Alder Flats Plant.
The Alder Flats Plant Phase 2 expansion project remains on time and on budget. Pre-commissioning activity remains on track for the first quarter of 2018 with full commissioning of the Phase 2 expansion early in the second quarter of 2018. Capital costs remaining for the Phase 2 expansion, net to Bellatrix`s 25% working interest, are estimated at approximately $4 million in the fourth quarter of 2017 and approximately $3 million in calendar 2018 (excluding received partner prepayment).

Undeveloped Land
At September 30, 2017, Bellatrix had approximately 153,519 undeveloped acres of land, principally in Alberta.

FINANCIAL REVIEW

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Cash Flow from Operating Activities, Funds Flow from Operations, and Net Loss
	Three months ended September 30,		Nine months ended September 30,
($000s, except per share amounts)	2017	2016	2017	2016
Cash flow from operating activities	23,031	2,425	41,785	20,432
Basic ($/share)	0.47	0.05	0.85	0.50
Diluted ($/share)	0.47	0.05	0.85	0.50
Funds flow from operations	8,300	10,556	42,540	32,479
Basic ($/share)	0.17	0.23	0.86	0.80
Diluted ($/share)	0.17	0.23	0.86	0.80
Net loss	(22,124)	(13,907)	(78,310)	(49,753)
Basic ($/share)	(0.45)	(0.31)	(1.59)	(1.22)
Diluted ($/share)	(0.45)	(0.31)	(1.59)	(1.22)
Management believes that, in addition to cash flow from operating activities, funds flow from operations is a useful supplemental measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred.
Bellatrix’s cash flow from operating activities for the three months ended September 30, 2017 increased to $23.0 million ($0.47 per basic share and diluted share) from $2.4 million ($0.05 per basic share and diluted share) generated in the third quarter of 2016. The increase in cash flow from operating activities between the third quarter of 2016 and 2017 was mainly attributable to an increase in realized gain on commodity contracts and change in non-cash working capital. Bellatrix’s cash flow from operating activities for the nine months ended September 30, 2017 increased to $41.8 million ($0.85 per basic share and diluted share) from $20.4 million ($0.50 per basic share and diluted share) generated in the first nine months of 2016.
Bellatrix generated funds flow from operations of $8.3 million ($0.17 per basic share and diluted share) in the third quarter of 2017, a decrease of 21% from $10.6 million ($0.23 per basic share and diluted share) generated in the comparative 2016 period. The decrease in funds flow from operations mainly driven by a 38% decrease in realized natural gas prices. Bellatrix generated funds flow from operations of $42.5 million ($0.86 per basic and diluted share) in the first nine months of 2017, an increase of 31% from $32.5 million ($0.80 per basic share and diluted share) generated in the comparative 2016 period.
For the three months ended September 30, 2017, Bellatrix recognized a net loss of $22.1 million ($0.45 per basic and diluted share), compared to a net loss of $13.9 million ($0.31 per basic and diluted share) in the third quarter of 2016. The increase in net loss recorded in the third quarter of 2017 compared to the same period in 2016 was primarily the result of an increase in the loss on property dispositions and offset partially by an increase in the realized gain on commodity contracts.
In the nine months ended September 30, 2017, Bellatrix recognized a net loss of $78.3 million ($1.59 per basic and diluted share), compared to a net loss of $49.8 million ($1.22 per basic and diluted share) in the first nine months of 2016. The increase in net loss recorded in the first nine months of 2017 compared to the same period in 2016 was primarily the result of an increase in the loss on property dispositions and the deferred tax expense, offset by an increase in the operating netbacks as a result of increased commodity prices, an increase in the unrealized gain on commodity contracts and a decrease in depletion expense.

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Operating Netback - Corporate
	Three months ended September 30,		Nine months ended September 30,
($/boe)	2017	2016	2017	2016
Total Revenue (1)	13.88	17.86	18.76	15.80
Production	(7.84)	(8.69)	(8.48)	(8.16)
Transportation	(2.01)	(0.86)	(1.69)	(0.89)
Royalties	(1.12)	(1.22)	(1.78)	(1.08)
Operating netback	2.91	7.09	6.81	5.67
Risk management gain (loss)	3.93	1.09	1.97	2.20
Operating netback after risk management	6.84	8.18	8.78	7.87
(1) Total revenue includes petroleum and natural gas sales and other income.
During the three months ended September 30, 2017, the Company’s corporate operating netback before commodity risk management contracts decreased by 59% to $2.91/boe compared to $7.09/boe in the third quarter of 2016. The reduced netback realized in the third quarter of 2017 was primarily the result of the 38% decrease in average realized natural gas prices and higher transportation expenses, offset by reduced production expenses and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the three months ended September 30, 2017 was $6.84/boe compared to $8.18/boe in the third quarter of 2016. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.
For the nine months ended September 30, 2017, the Company’s corporate operating netback before commodity risk management contracts increased by 20% to $6.81/boe compared to $5.67/boe in the same period of 2016. The improved netback realized in the first nine months of 2017 was primarily the result of increased average realized commodity prices, offset by higher production, transportation and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the nine months ended September 30, 2017 was $8.78/boe compared to $7.87/boe in the comparative 2016 period.
Total revenue of $48.2 million for the three months ended September 30, 2017 decreased by 15% compared to $56.5 million realized in the third quarter of 2016. During the first nine months of 2017, Bellatrix’s total revenue increased by 18% to $188.5 million compared to $160.0 million in the same period in 2016. The higher total revenue realized in the first nine months of 2017 compared to 2016 was primarily attributable to the 22% improvement in realized average commodity prices.
Production expenses for the three and nine months ended September 30, 2017 totaled $27.2 million ($7.84/boe) and $85.2 million ($8.48/boe) respectively, compared to $27.5 million ($8.69/boe) and $82.6 million ($8.16/boe) in the comparative 2016 periods. Given continued cost suppression activity and strong production volumes, Bellatrix has reduced its full year 2017 production expenditure guidance target to $8.50/boe from $8.75/boe.
Royalties as a percentage of petroleum and natural gas sales revenue (after transportation costs), were 10% in the three months ended September 30, 2017, compared to 7% in the comparative 2016 period. For the nine months ended September 30, 2017, royalties as a percentage of petroleum and natural gas sales revenue (after transportation costs) in the first nine months of 2017 were 11%, compared with 8% in the same period in 2016. Higher average corporate royalty rates in the first nine months of 2017 reflect the impact from higher commodity prices, as well as decreased gas cost allowance credits resulting from the infrastructure and facilities dispositions in 2016.

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Commodity Prices

Average Commodity Prices
	Three months ended September 30,			Nine months ended September 30,
	2017	2016	% Change	2017	2016	% Change

Exchange rate (CDN$/US$1.00)	1.2529	1.3041	(4)	1.3055	1.3206	(1)

Crude oil:
WTI (US$/bbl)	48.20	44.94	7	49.47	41.33	20
Canadian Light crude blend ($/bbl)	57.15	54.19	5	60.57	50.14	21
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	55.36	50.08	11	60.93	45.90	33
NGLs (excluding condensate)	18.79	10.53	78	19.19	11.34	69
Crude oil, condensate and NGLs	26.73	23.87	12	29.82	23.56	27
Crude oil, condensate and NGLs (including risk management)(1)	25.13	23.56	7	29.25	23.35	25

Natural gas:
NYMEX (US$/MMBtu)	3.00	2.81	7	3.17	2.29	38
AECO daily index ($/mcf)	1.45	2.32	(38)	2.31	1.85	25
AECO monthly index ($/mcf)	2.04	2.20	(7)	2.58	1.85	39
Bellatrix’s average realized prices ($/mcf)
Natural gas	1.54	2.47	(38)	2.44	1.97	24
Natural gas (including risk management) (1)	2.50	2.74	(9)	2.91	2.49	17
(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.
In the third quarter of 2017, Bellatrix realized an average price of $55.36/bbl before commodity price risk management contracts for crude oil and condensate, an increase of 11% from the average price of $50.08/bbl received in the third quarter of 2016, partially due to a decrease in the condensate differential period over period, resulting in higher netbacks. By comparison, Canadian Light crude blend price increased by 5% and the average WTI crude oil benchmark price increased by 7% between the third quarters of 2017 and 2016. The WTI/Canadian Light sweet differential has remained in a historically tight range, averaging -US$2.89/bbl for the quarter.
Bellatrix’s average realized price for NGLs (excluding condensate) increased by 78% to $18.79/bbl during the third quarter of 2017, compared to $10.53/bbl received in the comparable 2016 period. Propane inventories in the United States remain in the lower half of the five year average, closing the quarter 25% below levels at the end of the third quarter of 2016. Increased exports and higher domestic demand allowed inventories to move up from the five year low range but still remain very low headed into the heating season. Butane prices historically correlate closely with WTI oil prices but traded much higher as a percentage of WTI during the third quarter of 2017. Both propane and butane realized prices increased materially during the third quarter of 2017.
Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has a higher heat content than the industry average, which results in slightly higher realized prices per mcf than the AECO daily index. During the third quarter of 2017, the AECO daily reference price decreased 38% and the AECO monthly reference price decreased 7% compared to the third quarter of 2016. The AECO market was severely impacted in the third quarter of 2017 with a change in the methodology used by a third party pipeline company to regulate the flow of available gas out of the Alberta market. Reductions in export pipeline capacity were significant and resulted in large volumes of natural gas being trapped in the AECO market. As a result, in some cases, spot prices dropped into negative territory. Bellatrix took steps to shut in some natural gas volumes during the price interruptions, however the extremely low spot prices impacted revenues during the quarter. An additional 1.5 Bcf/d of firm transport contracts on the TCPL mainline that will come into effect on November 1, 2017, taking some pressure off of the AECO spot market. Prices are expected to rebound during the fourth quarter as seasonal heating demand will create additional intra-Alberta market

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demand. Bellatrix’s active hedging program provided significant support to the quarter’s cash flows and we expect these hedges will continue to support our cash flow in the fourth quarter of 2017.
Bellatrix’s natural gas average sales price before commodity price risk management contracts for the third quarter of 2017 decreased by 38% to $1.54/mcf compared to $2.47/mcf in the same period in 2016. Bellatrix’s natural gas average price, after including commodity price risk management contracts for the three months ended September 30, 2017, averaged $2.50/mcf compared to $2.74/mcf in the comparative 2016 period. Bellatrix was active in the second half of 2017 increasing its 2017 risk management protection, with approximately 40% of 2018 gross natural gas volumes hedged at an average fixed price of approximately $3.06/mcf.

Debt
Credit Facilities
At September 30, 2017, the Company had $8.3 million outstanding under its $120 million syndicated revolving Credit Facilities. The Credit Facilities are available on an extendible revolving term basis and consist of a $25 million operating facility and a $95 million syndicated facility. The Credit Facilities have an initial term of one year and are extendible annually at the option of the Company, subject to lender approval, with a one year term-out period if not renewed. Availability under the Credit Facilities is subject to a borrowing base test, which will be subject to redetermination in May and November of each year, with the next regularly scheduled redetermination to occur in November 2017. At September 30, 2017, Bellatrix had $111.7 million of available capacity (before deducting outstanding letters of credit).
Senior Notes
As at September 30, 2017, the Company had outstanding US$250 million of 8.50% senior unsecured notes due May 15, 2020 (the “Senior Notes”). Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, at specified redemption prices.
Convertible Debentures
At September 30, 2017 Bellatrix had outstanding $50 million principal amount of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The Convertible Debentures are convertible at the option of the holder into common shares of Bellatrix at a conversion price of $8.10 per common share.

CONFERENCE CALL INFORMATION
A conference call to discuss Bellatrix's third quarter results will be held on November 9, 2017 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-800-319-4610 or 403-351-0324 or 416-915-3239. The call can also be heard live through an internet webcast accessible via the investors section of Bellatrix's website at http://www.bxe.com/investors/presentations-events.cfm and will be archived on the website for approximately 30 days following the call.
Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.
Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol "BXE".

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NON-GAAP MEASURES
Throughout this press release, the Company uses terms that are commonly used in the oil and natural gas industry, but do not have a standardized meaning presented by International Financial Reporting Standards ("IFRS") and therefore may not be comparable to the calculations of similar measures for other entities. Management believes that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.
Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company's calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company's decommissioning liabilities, and share based compensation.
These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Bellatrix's liquidity and its ability to generate funds to finance its operations. For additional information about these non-GAAP measures, including reconciliations to the most directly comparable GAAP terms, see our MD&A.
CAPITAL PERFORMANCE MEASURES
In addition to the non-GAAP measures described above, there are also terms that have been reconciled in the Company's financial statements to the most comparable IFRS measures. These terms do not have any standardized meaning prescribed by IFRS and therefore may not be comparable with the calculations of similar measures for other entities. These terms have been referenced in the Company's press release, MD&A and financial statements. These terms are used by management to analyze operating performance on a comparable basis with prior periods and to analyze the liquidity of the Company.
This press release contains the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with GAAP as an indicator of the Company's performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of shares for the period.
This press release also contains the terms "total net debt" and "adjusted working capital deficiency", which also are not recognized measures under GAAP. Therefore reference to total net debt and adjusted working capital deficiency, may not be comparable with the calculation of similar measures for other entities. The Company's calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, Senior Notes, Convertible Debentures (liability component), current Credit Facilities and long term Credit Facilities. The adjusted working capital deficiency is calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current Credit Facilities. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.
FORWARD LOOKING STATEMENTS
Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "position", "continue", "opportunity", "expect", "plan", "maintain", "estimate", "assume", "target", "believe" "forecast", "intend", "strategy", "anticipate", "enhance" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management's assessment of future plans, rate of return expectations for the Spirit River formation, expectation that the Spirit River formation will continue to attract the majority of anticipated capital investment in 2017, anticipated future drilling inventory, the expectation that the investment in key strategic infrastructure and facilities provide the processing capacity and capability to grow net Company production volumes beyond 60,000 boe/d, with minimal future facility related capital, the expectation that long term FT and processing agreements will ensure market egress for current and forecast production, the expectation that the NGTL system will experience further curtailments of both interruptible and firm service capacity, expected production expenditure reductions and 2017 production expenditure guidance, intent to achieve near term growth objectives within current capital spending guidance levels, expected timing for completion of our 2017 capital program, the expected timing, budget and capacity associated with the Alder Flats Plant Phase 2 expansion project, expected operating cost reductions, improved liquids extraction and resultant improved liquids weighting, improved revenue generation and expanded corporate profit margins and cash flow associated with completion of Phase 2 of the Alder Flats Plant, capital investment plans for 2017 including the expected average and exit 2017 production, expectations of future commodity prices and factors impacting commodity prices, expectation that Bellatrix's active hedging program will continue to support cash flow in the fourth quarter of 2017 and the intent to remain focused on delivering our long term strategy and enhancing shareholder value, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on November 8, 2017 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily

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involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports, including under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2016, on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
BARRELS OF OIL EQUIVALENT
The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.
INITIAL RATES OF PRODUCTION
References in this press release to initial production rates associated with certain wells are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company. The Company cautions that such production rates should be considered to be preliminary.

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